UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously disclosed, on June 24, 2025, the VCI Global Limited (the “Company”) acquired 20% equity stake in QuantGold Data Platform (“QuantGold”) and as part of the consideration given to QuantGold in the acquisition, the Company issued 11,904,762 ordinary shares, no par value per share, of the Company to QuantGold. As a result of that issuance and other issuances including to Alumni Capital LP pursuant to the Company’s equity line of credit program with Alumni Capital LP, as of July 21, 2025, the Company has 26,929,992 ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 21, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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